[redacted]

08026939

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2008
Washington, DC
111

SEC FILE NUMBER
8- 66197

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio	Texas	78288
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirsten Register (210) 913-0703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1800 Frost Bank Tower 100 West Houston Street	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kirsten Register, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Financial Advisors, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE MARY MALDONADO
Notary Public
STATE OF TEXAS
My Comm. Exp. 06-13-2010

Rose Mary Maldonado
Notary Public

Kirsten Register
Signature

Vice President-
Accounting and Reporting
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, Texas 78205-1403

Phone: (210) 228-9696
Fax: (210) 242-7252
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
USAA Financial Advisors, Inc.:

We have audited the accompanying statement of financial condition of USAA Financial Advisors, Inc. (the "Company") as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 20, 2008

USAA FINANCIAL ADVISORS, INC.

Statement of Financial Condition

December 31, 2007

(In thousands, except share data)

Assets		
Cash and cash equivalents	$	7,307
Prepaid assets		2,993
Total Assets	$	10,300
Liabilities and Stockholder's Equity		
Liabilities:		
Due to related parties	$	5,299
Total Liabilities		5,299
Stockholder's Equity:		
Common stock, $0.01 par value; 3,000 shares authorized; 1,500 shares issued and outstanding		1
Additional paid-in capital		5,000
Total Stockholder's Equity		5,001
Total Liabilities and Stockholder's Equity	$	10,300

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Income

Year Ended December 31, 2007

(In thousands)

Revenues		
Referral fees	$	19,849
Dividend income		114
Other		35
Total Revenues		19,998
Expenses		
Salaries and benefits		11,061
Administrative services		3,445
Data processing and communications		3,215
Licenses and fees		1,145
Occupancy		435
Other		600
Total Expenses		19,901
Income before income taxes		97
Income tax expense		97
Net Income	$	-

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007

(In thousands)

	Common stock	Additional paid-in capital	Total stockholder's equity
Balances at December 31, 2006	$ 1	$ 2,000	$ 2,001
Capital contribution from parent	-	3,000	3,000
Balances at December 31, 2007	$ 1	$ 5,000	$ 5,001

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Cash Flows

Year Ended December 31, 2007

(In thousands)

Cash flows from operating activities:		
Net income	$	-
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in prepaid assets		(2,443)
Increase in due to related parties		3,390
Net cash provided by operating activities		947
Cash flows from financing activities:		
Capital contribution from parent		3,000
Net cash provided by financing activities		3,000
Net increase in cash and cash equivalents		3,947
Cash and cash equivalents at beginning of year		3,360
Cash and cash equivalents at end of year	$	7,307

See accompanying notes to financial statements.

(Dollars in thousands)

(1) Summary of significant accounting policies

(a) Nature of operations

USAA Financial Advisors, Inc. (FAI), also referred to as "we," "our," or "us," is a wholly-owned subsidiary of USAA Financial Planning Services Insurance Agency, Inc. (FPS). FPS is a wholly-owned subsidiary of USAA Capital Corporation (CAPCO), which is in turn a wholly-owned subsidiary of United Services Automobile Association (USAA).

We are registered as a securities broker-dealer under the Securities Exchange Act of 1934 and we are a member of the Financial Industry Regulatory Authority (FINRA). FAI was formed to collectively allow FPS and FAI to serve as the portal through which USAA members can receive integrated financial advice to identify appropriate solutions, followed by a discussion of the USAA products and services that best fit member's needs.

(b) Basis of presentation

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America (GAAP).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

(c) Fair value of financial instruments

For cash equivalents, the carrying amount approximates the fair value because of the short maturity of these instruments. Prepaid assets represent prepaid FINRA fees. For prepaid assets and all liabilities, carrying value approximates fair value.

(d) Recently issued accounting standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) 157, *Fair Value Measurements* (FAS 157). FAS 157 is effective for us on January 1, 2008. Briefly, FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 only applies in situations where other accounting pronouncements require or permit fair value measurements, and therefore FAS 157 does not require any new fair value measurements. We have completed our evaluation of FAS 157 and while disclosures about the use of fair value will increase in 2008, it will not have a material impact on our financial position.

In February 2007, the FASB issued FAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115* (FAS 159). FAS 159 is effective for us on January 1, 2008. In summary, FAS 159 permits entities to choose to measure qualifying financial assets and liabilities at fair value that are not currently required to be measured at fair value. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes

(Continued)

(Dollars in thousands)

for similar types of assets and liabilities. We have completed our evaluation of FAS 159 and determined that we will not avail ourselves of the option at January 1, 2008.

(2) Transactions with related parties

(a) Cash and cash equivalents

Cash and cash equivalents consist of short-term highly liquid investments that have a maturity at purchase of three months or less. At December 31, 2007, we held an investment in the USAA Money Market Fund of $5,117. Dividends earned on the fund are recorded on an accrual basis and totaled $114 in 2007.

(b) Referral agreement

Costs incurred by FPS which benefit us in the operation of our business as a broker-dealer are billed directly to us by FPS. These expenses include employee salaries and benefits, facilities charges, including rent and utilities, legal and compliance fees, and computer and systems charges.

FAI and USAA Investment Management Company (IMCO), a related party and registered broker-dealer under the Securities Exchange Act of 1934, have entered into a referral agreement covering services rendered by FPS on behalf of FAI. Under the terms of the referral agreement, IMCO retained us to refer USAA members (when a referral best suited the needs of the USAA member) to IMCO in exchange for a fee. The referral fee represents a recovery of the costs incurred in our operation as a broker-dealer (including those costs allocated from FPS) and are billed and settled monthly. We earned referral fees of $19,849 from IMCO in 2007.

(c) Funding agreement

Under the terms of an intercompany funding agreement, we have the ability to borrow up to $5,000 from CAPCO through March 31, 2008. Borrowings under CAPCO's intercompany funding agreement are made for general corporate purposes. There were no borrowings during 2007.

(3) Income Taxes

FAI is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based on a tax allocation agreement, whereby companies receive a current benefit to the extent their losses are utilized by the consolidated group. Separate company current taxes are the higher of taxes computed at a 35% rate on regular taxable income or taxes computed at a 20% rate on alternative minimum taxable income adjusted for any consolidated benefits allocated to the companies.

FAI files separate state tax returns or is included in USAA consolidated unitary state tax returns, where applicable. State income tax is attributable to income earned or apportioned in the respective state jurisdictions.

Income tax expense for FAI differs from the expected amount obtained by applying federal and state statutory tax rates to income before taxes due to the Texas Margin Tax. This tax is based on gross revenues less certain deductions, not on net income before taxes, which in conjunction with the IMCO referral agreement, results in an effective tax rate of 100%.

(Continued)

(Dollars in thousands)

FAI has no temporary differences between the tax and financial statement basis in assets and liabilities, and thus has no deferred income taxes.

We made no cash payments for income taxes during 2007.

The adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No 109*, on January 1, 2007, did not materially affect our financial position or results of operations.

(4) Net capital

We are subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, net capital of $1,906 exceeded required net capital of $354 by $1,552. Our ratio of aggregate indebtedness to net capital was 2.78 to 1.

Advances to related parties, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

(5) SEC Rule 15c3-3

We are exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that Rule. Under this exemption, the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements are not required.

(6) Expansion of Business

Effective January 1, 2008, we expanded our activities to include performing account opening and administration and taking client securities orders for clearance and settlement through an introducing and clearing arrangement with IMCO. Under the terms of the agreement, IMCO clears and carries on a fully disclosed basis, customer accounts introduced to them by us. As a result of this change, we expanded the number of our registered, associated persons.

We received a $3,000 capital contribution from FPS on November, 15, 2007. This contribution was made in anticipation of and to support our expanded business activities.

Beginning in 2008, we will operate pursuant to SEC Rule 15c3-3(k)(2)(ii) of the Customer Protection Rule.

USAA FINANCIAL ADVISORS, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2007

(In thousands)

Net capital:		
Total stockholder's equity qualified for net capital	$	5,001
Deductions and/or charges:		
Non-allowable assets:		
Prepaid assets		2,993
Net capital before haircuts on securities positions		2,008
Haircuts on securities:		
Cash equivalents		102
Net capital	$	1,906
Aggregate indebtedness:		
Included in statement of financial condition:		
Due to related parties	$	5,299
Computation of basic net capital requirement:		
Minimum net capital required (greater of $250 or 6.67% of aggregate indebtedness)	$	354
Excess net capital at 1,500%	$	1,552
Excess net capital at 1,000%	$	1,376
Ratio of aggregate indebtedness to net capital		2.78 to 1

There were no material adjustments to the net capital as presented herein and as shown in the unaudited Part IIA of Form X-17A-5 as of December 31, 2007.

See accompanying independent auditors' report.

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, Texas 78205-1403

Phone: (210) 228-9696
Fax: (210) 242-7252
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
USAA Financial Advisors, Inc.:

In planning and performing our audit of the financial statements of USAA Financial Advisors, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2008

END